UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                              (Amendment No. [2])*


                              MONACO FINANCE, INC.
 -------------------------------------------------------------------------------
                                (Name of Issuer)

                               Class A Common Stock
                             Class B Common Stock and
            8% Cumulative Convertible Preferred Stock, Series 1998-1
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                        Class A Common Stock - 608868-105
                           Class B Common Stock - None
         8% Cumulative Convertible Preferred Stock, Series 1998-1 - None
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                    Cathryn L. Porter, Chief General Counsel
                           Pacific USA Holdings Corp.
                       3200 Southwest Freeway, Suite 1220
                       Houston, Texas 77027 (713) 871-0111
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  March 4, 1998
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

Note: Six copies of this statement, including all exhibits, should be filed with
the  Commission.    See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
------------------------------------------------------------------------------
                    CLASS A COMMON STOCK CUSIP No. 608868-105
                       CLASS B COMMON STOCK CUSIP NO. NONE
     8% CUMULATIVE CONVERTIBLE PREFERRED STOCK, SERIES 1998-1 CUSIP NO. NONE
------------------------------------------------------------------------------
     1    NAME  OF  REPORTING  PERSON
          S.S  OR  I.R.S.  IDENTIFICATION  NO.  OF  ABOVE  PERSON
          Pacific  USA  Holdings  Corp.
          IRS  Identification  No.  75-2255876
------------------------------------------------------------------------------
     2    CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP*
          (a)    [X]                    (b)    [  ]
------------------------------------------------------------------------------
     3    SEC  USE  ONLY
------------------------------------------------------------------------------
     4    SOURCE  OF  FUNDS*
          WC
------------------------------------------------------------------------------
     5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS  2(d)  OR  2(e)                    [  ]
------------------------------------------------------------------------------
     6    CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
          Texas
------------------------------------------------------------------------------
               7          SOLE  VOTING  POWER
                          0
NUMBER  OF    ----------------------------------------------------------------
SHARES         8          SHARED  VOTING  POWER
BENEFICIALLY              2,311,152  shares  of  Class  A  Common  Stock
OWNED  BY                 1,273,715 shares of Class B Common Stock (3 votes
                          per share)
EACH          ----------------------------------------------------------------
REPORTING      9          SOLE  DISPOSITIVE  POWER
PERSON  WITH              0
------------------------------------------------------------------------------
     10   SHARED  DISPOSITIVE  POWER
          2,311,152  shares  of  Class  A  Common  Stock
          2,433,457  shares  of  8%  Cumulative  Convertible
          Preferred Stock,  Series  1998-1
------------------------------------------------------------------------------
     11   AGGREGATE  AMOUNT  BENEFICIALLY  OWNED BY EACH REPORTING PERSON
          -  2,311,152  shares  of  Class  A  Common  Stock  (See  Item  5)
          - Option to purchase, coupled with an irrevocable proxy to vote, 830,000 shares of Class B Common Stock (3 votes per share)
          -  Limited  power to direct the exercise of  voting power with respect to  443,715  shares  of  Class B Common Stock (3 votes per share)
          -  2,433,457  shares  of  8%  Cumulative  Convertible Preferred Stock,
                    Series 1998-1 which are convertible into 1,216,728 shares of
                    Class  A  Common  Stock  (See  Item  3)

------------------------------------------------------------------------------
     12   CHECK  BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*             [  ]
------------------------------------------------------------------------------
     13   PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
                              51.8%
------------------------------------------------------------------------------
     14   TYPE  OF  REPORTING  PERSON*
                               CO
------------------------------------------------------------------------------

                                  SCHEDULE 13D
------------------------------------------------------------------------------
                    CLASS A COMMON STOCK CUSIP No. 608868-105
                       CLASS B COMMON STOCK CUSIP NO. NONE
     8% CUMULATIVE CONVERTIBLE PREFERRED STOCK, SERIES 1998-1 CUSIP NO. NONE
------------------------------------------------------------------------------
     1    NAME  OF  REPORTING  PERSON
          S.S  OR  I.R.S.  IDENTIFICATION  NO.  OF  ABOVE  PERSON
          Pacific  Electric  Wire  &  Cable  Co.,  Ltd.
          IRS  Identification  No.  --  N/A  --  Foreign  Corporation
------------------------------------------------------------------------------
     2    CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP*
          (a)    [X]                              (b)    [  ]
------------------------------------------------------------------------------
     3    SEC  USE  ONLY
------------------------------------------------------------------------------
     4    SOURCE  OF  FUNDS*
          WC
------------------------------------------------------------------------------
     5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS  2(d)  OR  2(e)                    [  ]
------------------------------------------------------------------------------
     6    CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
          Taiwan,  Republic  of  China
------------------------------------------------------------------------------
     7    SOLE  VOTING  POWER
          0
NUMBER  OF    ----------------------------------------------------------------
SHARES        8           SHARED  VOTING  POWER
BENEFICIALLY              2,311,152  shares  of  Class  A  Common  Stock
OWNED  BY                 1,273,715 shares of Class B Common Stock (3 votes
                          per share)
EACH          ----------------------------------------------------------------
REPORTING     9           SOLE  DISPOSITIVE  POWER
PERSON  WITH              0
------------------------------------------------------------------------------
     10   SHARED  DISPOSITIVE  POWER
          2,311,152  shares  of  Class  A  Common  Stock
          2,433,457  shares  of  8%  Cumulative  Convertible Preferred
          Stock,  Series  1998-1
------------------------------------------------------------------------------
     11   AGGREGATE  AMOUNT  BENEFICIALLY  OWNED BY EACH REPORTING PERSON
          -  2,311,152  shares  of  Class  A  Common  Stock
          - Option to purchase, coupled with an irrevocable proxy to vote, 830,000 shares of Class B Common Stock (3 votes per share)
          - Limited power to direct the exercise of voting power with respect to 443,715 shares of Class B Common Stock (3 votes per share)
          - 2,433,457 shares of 8% Cumulative Convertible Preferred Stock, Series 1998-1 which are convertible into 1,216,728 shares of Class A Common Stock (See Item 3)
------------------------------------------------------------------------------
     12   CHECK  BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*        [  ]
------------------------------------------------------------------------------
     13   PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
                         51.8%
------------------------------------------------------------------------------
     14   TYPE  OF  REPORTING  PERSON*
                         CO

                                  SCHEDULE 13D
------------------------------------------------------------------------------
                    CLASS A COMMON STOCK CUSIP No. 608868-105
                       CLASS B COMMON STOCK CUSIP NO. NONE
     8% CUMULATIVE CONVERTIBLE PREFERRED STOCK, SERIES 1998-1 CUSIP NO. NONE
------------------------------------------------------------------------------
     1    NAME  OF  REPORTING  PERSON
          S.S  OR  I.R.S.  IDENTIFICATION  NO.  OF  ABOVE  PERSON
          Consumer  Finance  Holdings,  Inc.
          IRS  Identification  No.    75-2704763
------------------------------------------------------------------------------
     2    CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP*
          (a)    [X]                              (b)    [  ]
------------------------------------------------------------------------------
     3    SEC  USE  ONLY
------------------------------------------------------------------------------
     4    SOURCE  OF  FUNDS*
          WC
------------------------------------------------------------------------------
     5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS  2(d)  OR  2(e)                    [  ]
------------------------------------------------------------------------------
     6    CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
          Nevada
------------------------------------------------------------------------------
     7    SOLE  VOTING  POWER
          0
NUMBER  OF    ----------------------------------------------------------------
SHARES        8           SHARED  VOTING  POWER
BENEFICIALLY              2,311,152  shares  of  Class  A  Common  Stock
OWNED  BY                 1,273,715 shares of Class B Common Stock (3 votes
                          per share)
EACH          ----------------------------------------------------------------
REPORTING     9           SOLE  DISPOSITIVE  POWER
PERSON  WITH              0
------------------------------------------------------------------------------
     10   SHARED  DISPOSITIVE  POWER
          2,311,152  shares  of  Class  A  Common  Stock
          2,433,457  shares  of  8%  Cumulative  Convertible Preferred
          Stock,  Series  1998-1
------------------------------------------------------------------------------
     11   AGGREGATE  AMOUNT  BENEFICIALLY  OWNED BY EACH REPORTING PERSON
          -  2,311,152  shares  of  Class  A  Common  Stock
          - Option to purchase, coupled with an irrevocable proxy to vote, 830,000 shares of Class B Common Stock (3 votes per share)
          - Limited power to direct the exercise of voting power with respect to 443,715 shares of Class B Common Stock (3 votes per share)
          - 2,433,457 shares of 8% Cumulative Convertible Preferred Stock, Series 1998-1 which are convertible into 1,216,728 shares of Class A Common Stock (See Item 3)
------------------------------------------------------------------------------
     12   CHECK  BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                [  ]
------------------------------------------------------------------------------
     13   PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
                                 51.8%
------------------------------------------------------------------------------
     14   TYPE  OF  REPORTING  PERSON*
                                  CO
------------------------------------------------------------------------------
                                  SCHEDULE 13D
------------------------------------------------------------------------------
                    CLASS A COMMON STOCK CUSIP No. 608868-105
                       CLASS B COMMON STOCK CUSIP NO. NONE
     8% CUMULATIVE CONVERTIBLE PREFERRED STOCK, SERIES 1998-1 CUSIP NO. NONE
------------------------------------------------------------------------------
     1    NAME  OF  REPORTING  PERSON
          S.S  OR  I.R.S.  IDENTIFICATION  NO.  OF  ABOVE  PERSON
          Pacific  Southwest  Bank
          IRS  Identification  No.    74-2520389
------------------------------------------------------------------------------
     2    CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP*
          (a)    [X]                              (b)    [  ]
------------------------------------------------------------------------------
     3    SEC  USE  ONLY
------------------------------------------------------------------------------
     4    SOURCE  OF  FUNDS*
          WC
------------------------------------------------------------------------------
     5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS  2(d)  OR  2(e)                    [  ]
------------------------------------------------------------------------------
     6    CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
          Texas
------------------------------------------------------------------------------
     7    SOLE  VOTING  POWER
          0
NUMBER  OF    ----------------------------------------------------------------
SHARES        8           SHARED  VOTING  POWER
BENEFICIALLY              811,152  shares  of  Class  A  Common  Stock
OWNED  BY
EACH          ----------------------------------------------------------------
REPORTING     9           SOLE  DISPOSITIVE  POWER
PERSON  WITH              0
------------------------------------------------------------------------------
     10   SHARED  DISPOSITIVE  POWER
          811,152  shares  of  Class  A  Common  Stock
------------------------------------------------------------------------------
     11   AGGREGATE  AMOUNT  BENEFICIALLY  OWNED BY EACH REPORTING PERSON
          -  811,152  shares  of  Class  A  Common  Stock
------------------------------------------------------------------------------
     12   CHECK  BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*        [  ]
------------------------------------------------------------------------------
     13   PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
                         10.1%
------------------------------------------------------------------------------
     14   TYPE  OF  REPORTING  PERSON*
                          CO
------------------------------------------------------------------------------

                                  SCHEDULE 13D
------------------------------------------------------------------------------
                    CLASS A COMMON STOCK CUSIP No. 608868-105
                       CLASS B COMMON STOCK CUSIP NO. NONE
     8% CUMULATIVE CONVERTIBLE PREFERRED STOCK, SERIES 1998-1 CUSIP NO. NONE
------------------------------------------------------------------------------
     1    NAME  OF  REPORTING  PERSON
          S.S  OR  I.R.S.  IDENTIFICATION  NO.  OF  ABOVE  PERSON
          Pacific  Financial  Group,  Inc.
          IRS  Identification  No.    51-0350769
------------------------------------------------------------------------------
     2    CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP*
          (a)    [X]                              (b)    [  ]
------------------------------------------------------------------------------
     3    SEC  USE  ONLY
------------------------------------------------------------------------------
     4    SOURCE  OF  FUNDS*
          WC
------------------------------------------------------------------------------
     5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS  2(d)  OR  2(e)                    [  ]
------------------------------------------------------------------------------
     6    CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
          Delaware
------------------------------------------------------------------------------
     7    SOLE  VOTING  POWER
          0
NUMBER  OF    ----------------------------------------------------------------
SHARES        8           SHARED  VOTING  POWER
BENEFICIALLY              811,152  shares  of  Class  A  Common  Stock
OWNED  BY
EACH          --------------------------------------------------------------
REPORTING     9           SOLE  DISPOSITIVE  POWER
PERSON  WITH              0
------------------------------------------------------------------------------
     10   SHARED  DISPOSITIVE  POWER
          811,152  shares  of  Class  A  Common  Stock
------------------------------------------------------------------------------
     11   AGGREGATE  AMOUNT  BENEFICIALLY  OWNED BY EACH REPORTING PERSON
          -  811,152  shares  of  Class  A  Common  Stock
------------------------------------------------------------------------------
     12   CHECK  BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*        [  ]
------------------------------------------------------------------------------
     13   PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
                         10.1%
------------------------------------------------------------------------------
     14   TYPE  OF  REPORTING  PERSON*
                         CO
------------------------------------------------------------------------------

                                  SCHEDULE 13D
------------------------------------------------------------------------------
                    CLASS A COMMON STOCK CUSIP No. 608868-105
                       CLASS B COMMON STOCK CUSIP NO. NONE
     8% CUMULATIVE CONVERTIBLE PREFERRED STOCK, SERIES 1998-1 CUSIP NO. NONE
------------------------------------------------------------------------------
     1    NAME  OF  REPORTING  PERSON
          S.S  OR  I.R.S.  IDENTIFICATION  NO.  OF  ABOVE  PERSON
          First  CF  Corp.
          IRS  Identification  No.  75-2672933
------------------------------------------------------------------------------
     2    CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP*
          (a)    [X]                              (b)    [  ]
------------------------------------------------------------------------------
     3    SEC  USE  ONLY
------------------------------------------------------------------------------
     4    SOURCE  OF  FUNDS*
          WC
------------------------------------------------------------------------------
     5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS  2(d)  OR  2(e)                    [  ]
------------------------------------------------------------------------------
     6    CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
          Texas
------------------------------------------------------------------------------
     7    SOLE  VOTING  POWER
          0
NUMBER  OF    ----------------------------------------------------------------
SHARES        8           SHARED  VOTING  POWER
BENEFICIALLY              811,152  shares  of  Class  A  Common  Stock
OWNED  BY
EACH          ----------------------------------------------------------------
REPORTING     9           SOLE  DISPOSITIVE  POWER
PERSON  WITH              0
------------------------------------------------------------------------------
     10   SHARED  DISPOSITIVE  POWER
          811,152  shares  of  Class  A  Common  Stock
------------------------------------------------------------------------------
     11   AGGREGATE  AMOUNT  BENEFICIALLY  OWNED BY EACH REPORTING PERSON
          -  811,152  shares  of  Class  A  Common  Stock
------------------------------------------------------------------------------
     12   CHECK  BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*        [  ]
------------------------------------------------------------------------------
     13   PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
                         10.1%
------------------------------------------------------------------------------
     14   TYPE  OF  REPORTING  PERSON*
                          CO
------------------------------------------------------------------------------

1.          Security  and  Issuer.

     This Statement relates to the Class A common stock, $.01 par value ("Class A Common Stock"), the Class B common stock, $.01 par value ("Class B Common Stock"), and the 8% Cumulative Convertible Preferred Stock, Series 1998-1 ("Preferred Stock"), of Monaco Finance, Inc., a Colorado corporation ("Issuer" or "Monaco"). The Class A Common Stock is registered pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended. Each share of Preferred Stock is valued at $2.00 and is convertible into one-half share of Class A Common Stock at any time. The address of the Issuer's principal executive offices is 370 Seventeenth Street, Suite 5060, Denver, Colorado, 80202.

2.          Identity  and  Background.

     (a) Name: This Statement is being filed by Pacific USA Holdings Corp., a Texas corporation ("Pacific"), Pacific Electric Wire & Cable Co., Ltd., a Taiwanese limited company ("Pacific Electric"), Consumer Finance Holdings, Inc., a Nevada corporation ("Consumer"), Pacific Southwest Bank, a federal savings bank ("PSB"), First CF Corp., a Texas corporation ("First CF"), and Pacific Financial Group, Inc., a Delaware corporation ("Pacific Financial") and is intended to amend the prior Schedules 13D filed separately by Pacific, Pacific Electric, and Consumer on or about May 6, 1997 and an Amendment No. 1 to that
Schedule  13D  filed  jointly  by  Pacific,  Pacific  Electric,  and Consumer on
December 4, 1997. Pacific, directly and indirectly, is a wholly owned subsidiary of Pacific Electric. Consumer is a wholly owned subsidiary of Pacific. Pacific Financial is a wholly owned subsidiary of Pacific. PSB is a wholly owned subsidiary of Pacific Financial. First CF is a wholly owned subsidiary of PSB. The executive officers and directors of Pacific, Pacific Electric, Consumer, PSB, Pacific Financial, and First CF (hereinafter collectively referred to as "Reporting Person") are set forth in Item 2(c) of this Statement. The filing of this Statement shall not be construed as an admission that Reporting Person, or any executive officers or directors is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the beneficial owner of any securities covered by this Statement or that this schedule is required to be filed by such persons.

     (b) Business Address: The business address of Pacific and Consumer is 5999 Summerside Drive, Suite 112, Dallas, Texas 75252. The business address of PSB is 800 N. Shoreline Blvd., Suite 200 South Tower, Corpus Christi, Texas 78401. The business address of Pacific Financial is c/o The Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, Wilmington, Delaware 19801. The business address of First CF is 4144 North Central Expressway, Suite 106, Dallas, Texas 75204. The business address of Pacific Electric is 4th Fl., 285 Chung Hsiao East Road, Section 4, Taipei, Taiwan, Republic of China. The business address of Reporting Person's respective executive officers and directors are set forth in Item 2(c) of this Statement.

     (c)      Present  Principal  Occupation  or  Employment:   Pacific  is  a
diversified holding company engaged in the financial services, real estate and technology industries. Pacific Electric is a general business conglomerate founded on the electric cable and wire industry, engaged in manufacturing, telecommunications and technology. Consumer is a holding company engaged in consumer finance. PSB is a federal savings bank. Pacific Financial is a federal savings bank holding company. First CF is a financial services holding company. The present principal occupation or employment of Pacific's, Pacific Electric's and Consumer's respective executive officers and directors and the name and address of any corporation or other organizations in which such employment is conducted are as follows:


                                    Board of Directors of Pacific
                                    -----------------------------


                                                               Present Principal
Name                        Business Address                      Occupation            Citizenship
---------------  ---------------------------------------  ---------------------------  -------------
Tung Yu-jeh      Pacific Electric Wire & Cable Co., Ltd.  Chairman of the Board        Taiwan, ROC
                 4th Fl., 285, Chung Hsiao East Road,     Pacific Electric Wire &
                 Section 4                                Cable Co., Ltd.
                 Taipei, Taiwan, Republic of China

Sun Tao-tsun     Pacific Electric Wire & Cable Co., Ltd.  President                    Taiwan, ROC
                 4th Fl., 285, Chung Hsiao East Road,     Pacific Electric Wire &
                 Section 4                                Cable Co., Ltd.
                 Taipei, Taiwan, Republic of China

Hu Hung-chiu     Pacific Electric Wire & Cable Co., Ltd.  Executive Vice President     Taiwan, ROC
                 4th Fl., 285, Chung Hsiao East Road,     and Chief Financial Officer
                 Section 4                                Pacific Electric Wire &
                 Taipei , Taiwan, Republic of China       Cable Co., Ltd.

Lee Pon-yean     Pacific Electric Wire & Cable Co., Ltd.  Vice President               Taiwan, ROC
                 4th Fl., 285, Chung Hsiao East Road,     Pacific Electric Wire &
                 Section 4                                Cable Co., Ltd.
                 Taipei, Taiwan, Republic of China

Tung Ching-yun   c/o Pacific USA Holdings Corp            Vice President, Pacific      Taiwan, ROC
                 5999 Summerside Drive, #112              Electric Wire & Cable Co.,
                 Dallas, Texas 75252                      Ltd., and Vice President
                                                          Pacific USA Holdings
                                                          Corp.

Larry D.         c/o Pacific USA Holdings Corp            Chief Executive Officer      United States
Horner           5999 Summerside Drive, # 112             PUSA Investment
                 Dallas, Texas 75252                      Company

Bill C. Bradley  c/o Pacific USA Holdings Corp            Chief Executive Officer      United States
                 5999 Summerside Drive, #112              Pacific USA Holdings
                 Dallas, Texas 75252                      Corp.


                              Board of Directors of Pacific Electric
                              --------------------------------------


                                                               Present Principal
Name                        Business Address                      Occupation           Citizenship
---------------  ---------------------------------------  ---------------------------  -----------
Tung Yu-jeh      c/o Pacific USA Holdings Corp            Chairman of the Board        Taiwan, ROC
                 5999 Summerside Drive, # 112             Pacific Electric Wire &
                 Dallas, Texas 75252                      Cable Co., Ltd.

Lee Yu-tien      Pacific Electric Wire & Cable Co., Ltd.  Vice Board Chairman          Taiwan, ROC
                 4th Fl., 285, Chung Hsiao East Road,     Pacific Electric Wire &
                 Section 4                                Cable Co., Ltd.
                 Taipei, Taiwan, Republic of China

Sun Chen Shu-    Pacific Electric Wire & Cable Co., Ltd.  Executive Director           Taiwan, ROC
chuan            4th Fl., 285, Chung Hsiao East Road,     Pacific Electric Wire &
                 Section 4                                Cable Co., Ltd.
                 Taipei, Taiwan, Republic of China

Cheng I-chou     Pacific Electric Wire & Cable Co., Ltd.  Executive Director           Taiwan, ROC
                 4th Fl., 285, Chung Hsiao East Road,     Pacific Electric Wire &
                 Section 4                                Cable Co., Ltd.
                 Taipei, Taiwan, Republic of China

Chiao Ting-piao  Pacific Electric Wire & Cable Co., Ltd.  Executive Director           Taiwan, ROC
                 4th Fl., 285, Chung Hsiao East Road,     Pacific Electric Wire &
                 Section 4                                Cable Co., Ltd.
                 Taipei, Taiwan, Republic of China

Sun Tao-tsun     Pacific Electric Wire & Cable Co., Ltd.  President                    Taiwan, ROC
                 4th Fl., 285, Chung Hsiao East Road,     Pacific Electric Wire &
                 Section 4                                Cable Co., Ltd.
                 Taipei, Taiwan, Republic of China

Hu Hung-chiu     Pacific Electric Wire & Cable Co., Ltd.  Executive Vice President     Taiwan, ROC
                 4th Fl., 285, Chung Hsiao East Road,     and Chief Financial Officer
                 Section 4                                Pacific Electric Wire &
                 Taipei, Taiwan, Republic of China        Cable Co., Ltd.

Lee Chao-chun    Pacific Electric Wire & Cable Co., Ltd.  Director                     Taiwan, ROC
                 4th Fl., 285, Chung Hsiao East Road,     Pacific Electric Wire &
                 Section 4                                Cable Co., Ltd.
                 Taipei, Taiwan, Republic of China

Lee Pon-yean     Pacific Electric Wire & Cable Co., Ltd.  Vice President               Taiwan, ROC
                 4th Fl., 285, Chung Hsiao East Road,     Pacific Electric Wire &
                 Section 4                                Cable Co., Ltd.
                 Taipei, Taiwan, Republic of China

Liu Wei-kang     Pacific Electric Wire & Cable Co., Ltd.  Director                     Taiwan, ROC
                 4th Fl., 285, Chung Hsiao East Road,     Pacific Electric Wire &
                 Section 4                                Cable Co., Ltd.
                 Taipei, Taiwan, Republic of China

Tung Ching-yun   c/o Pacific USA Holdings Corp            Vice President               Taiwan, ROC
                 5999 Summerside Drive, 9112              Pacific USA
                 Dallas, Texas 75252                      Holdings Corp.

Lee Ta-jen       Pacific Electric Wire & Cable Co., Ltd.  Director                     Taiwan, ROC
                 4th Fl., 285, Chung Hsiao East Road,     Pacific Electric Wire &
                 Section 4                                Cable Co., Ltd.
                 Taipei, Taiwan, Republic of China

Chiao Yu-chi     Pacific Electric Wire & Cable Co., Ltd.  Director                     Taiwan, ROC
                 4th Fl., 285, Chung Hsiao East Road,     Pacific Electric Wire &
                 Section 4                                Cable Co., Ltd.
                 Taipei, Taiwan, Republic of China

Sun Tao-chi      Pacific Electric Wire & Cable Co., Ltd.  Director                     Taiwan, ROC
                 4th Fl., 285, Chung Hsiao East Road,     Pacific Electric Wire &
                 Section 4                                Cable Co., Ltd.
                 Taipei, Taiwan, Republic of China

Lee Ta-cheng     Pacific Electric Wire & Cable Co., Ltd.  Vice President               Taiwan, ROC
                 4th Fl., 285, Chung Hsiao East Road,     Pacific Electric Wire &
                 Section 4                                Cable Co., Ltd.
                 Taipei, Taiwan, Republic of China

Cheng Chao-      Pacific Electric Wire & Cable Co., Ltd.  Vice President               Taiwan, ROC
chun             4th Fl., 285, Chung Hsiao East Road,     Pacific Electric Wire &
                 Section 4                                Cable Co., Ltd.
                 Taipei, Taiwan, Republic of China

Sun Tao-heng     Pacific Electric Wire & Cable Co., Ltd.  Vice President               Taiwan, ROC
                 4th Ft., 285, Chung Hsiao East Road,     Pacific Electric Wire &
                 Section 4                                Cable Co., Ltd.
                 Taipei, Taiwan, Republic of China

Yuan Pei-yu      Pacific Electric Wire & Cable Co., Ltd.  President                    Taiwan, ROC
                 4th Fl., 285, Chung Hsiao East Road,     Pacific Systems, Inc.
                 Section 4
                 Taipei, Taiwan, Republic of China

H. Baba          c/o Pacific Electric Wire & Cable Co.,   Sumitomo Electric Ind.,      Japan
                 4th Fl, 285, Chung Hsiao East Road,      Ltd: c/o Pacific Electric
                 Section 4                                Wire & Cable Co., Ltd.
                 Taipei, Taiwan, Republic of China        4th Fl., 285, Chung Hsiao
                                                          East Road, Section 4
                                                          Taipei, Taiwan, Republic
                                                          of China.

Kuo Chih-Wei     United Electronics Industry Co., Ltd.    President                    Taiwan, ROC
                 4th Fl., 285, Chung Hsiao East Road,     United Electronics Industry
                 Section 4                                Co., Ltd.
                 Taipei, Taiwan, Republic of China

Chang-Min-       Pacific Electric Wire & Cable Co., Ltd.  Chairman                     Taiwan, ROC
chiang           4th Fl., 285, Chung Hsiao East Road,     Greenbay Entertainment
                 Section 4                                Co., Ltd.
                 Taipei, Taiwan, Republic of China

Tony Yuan        Pacific Electric Wire & Cable Co., Ltd.  Director                     Taiwan, ROC
                 4th Fl., 285, Chung Hsiao East Road,     Pacific Electric Wire &
                 Section 4                                Cable Co., Ltd.
                 Taipei, Taiwan, Republic of China

Tung Hsiu-chun   Pacific Electric Wire & Cable Co., Ltd.  Director                     Taiwan, ROC
                 4th Fl., 285, Chung Hsiao East Road,     Pacific Electric Wire &
                 Section 4                                Cable Co., Ltd.
                 Taipei, Taiwan, Republic of China

Kao Ching-chu    Pacific Electric Wire & Cable Co., Ltd.  Supervisor                   Taiwan, ROC
                 4th Fl., 285, Chung Hsiao East Road,     Pacific Electric Wire &
                 Section 4                                Cable Co., Ltd.
                 Taipei, Taiwan, Republic of China

Chin Yung        Pacific Electric Wire & Cable Co., Ltd.  Supervisor                   Taiwan, ROC
                 4th Fl., 285, Chung Hsiao East Road,     Pacific Electric Wire &
                 Section 4                                Cable Co., Ltd.
                 Taipei, Taiwan, Republic of China

Tung Hsiu-shing  Pacific Electric Wire & Cable Co., Ltd.  Supervisor                   Taiwan, ROC
                 4th Fl., 285, Chung Hsiao East Road,     Pacific Electric Wire &
                 Section 4                                Cable Co., Ltd.
                 Taipei, Taiwan, Republic of China


                           Board of Directors of Consumer
                           ------------------------------


                                                  Present Principal
Name                    Business Address              Occupation        Citizenship
---------------  ------------------------------  --------------------  -------------
Bill C. Bradley  c/o Pacific USA Holdings Corp.  CEO                   United States
                 5999 Summerside Drive #112      Pacific USA Holdings
                 Dallas, Texas 75252             Corp.


                               Executive Officers of Pacific
                               -----------------------------


                                                      Present Principal
Name                     Business Address                 Occupation           Citizenship
----------------  ------------------------------  --------------------------  -------------
Larry D. Horner   c/o Pacific USA Holdings Corp.  Chairman of the Board of    United States
                  5999 Summerside Drive, 9112     Pacific USA Holdings
                  Dallas, Texas 75252             Corp., CEO of PUSA Invest-
                  Investment Corp.                ment Company

Bill C. Bradley   c/o Pacific USA Holdings Corp.  Chief Executive Officer     United States
                  5999 Summerside Drive, #112     Pacific USA Holdings
                  Dallas, Texas 75252             Corp.

Michael K.        c/o Pacific USA Holdings Corp.  Chief Financial Officer     United States
McCraw            5999 Summerside Drive, #112     Pacific USA Holdings
                  Dallas, Texas 75252             Corp.

Cathryn L.        c/o Pacific USA Holdings Corp.  Chief General Counsel       United States
Porter            3200 Southwest Freeway          Pacific USA Holdings
                  Suite 1220                      Corp.
                  Houston, Texas 77027

Kristie A. Lipes  c/o Pacific USA Holdings Corp.  Chief Administrative        United States
                  5999 Summerside Drive, 9112     Officer
                  Dallas, Texas 75252             Pacific USA Holdings
                                                  Corp.

John Sloan        c/o Pacific USA Holdings Corp.  Chief Operating             United States
                  5999 Summerside Drive, 9112     Officer
                  Dallas, Texas 75252             Pacific USA Holdings
                                                  Corp.


                              Executive Officers of Pacific Electric
                              --------------------------------------


                                                              Present Principal
Name                       Business Address                      Occupation           Citizenship
--------------  ---------------------------------------  ---------------------------  -----------
Tung Yu-jeh     Pacific Electric Wire & Cable Co., Ltd.  Chairman                     Taiwan, ROC
                4th Fl., 285, Chung Hsiao East Road,     Pacific Electric Wire &
                Section 4                                Cable Co., Ltd.
                Taipei, Taiwan, Republic of China

Sun Tao-tsun    Pacific Electric Wire & Cable Co., Ltd.  President                    Taiwan, ROC
                4th Fl., 285, Chung Hsiao East Road,     Pacific Electric Wire &
                Section 4                                Cable Co., Ltd.
                Taipei, Taiwan, Republic of China

Hu Hung-chiu    Pacific Electric Wire & Cable Co., Ltd.  Executive Vice President     Taiwan, ROC
                4th Fl., 285, Chung Hsiao East Road,     and Chief Financial Officer
                Section 4                                Pacific Electric Wire &
                Taipei, Taiwan, Republic of China        Cable Co., Ltd.

Sun Tao-heng    Pacific Electric Wire & Cable Co., Ltd.  Vice President               Taiwan, ROC
                4th Fl., 285, Chung Hsiao East Road,     Pacific Electric Wire &
                Section 4                                Cable Co., Ltd.
                Taipei, Taiwan, Republic of China

Lee Pon-yean    Pacific Electric Wire & Cable Co., Ltd.  Vice President               Taiwan, ROC
                4th Fl., 285, Chung Hsiao East Road,     Pacific Electric Wire &
                Section 4                                Cable Co., Ltd.
                Taipei, Taiwan, Republic of China

Lee Ta-cheng    Pacific Electric Wire & Cable Co., Ltd.  Vice President               Taiwan, ROC
                4th Fl., 285, Chung Hsiao East Road,     Pacific Electric Wire &
                Section 4                                Cable Co., Ltd.
                Taipei, Taiwan, Republic of China

Cheng Chao-     Pacific Electric Wire & Cable Co., Ltd.  Vice President               Taiwan, ROC
chun            4th Fl., 285, Chung Hsiao East Road,     Pacific Electric Wire &
                Section 4                                Cable Co., Ltd.
                Taipei, Taiwan, Republic of China

Tung Ching-yun  c/o Pacific USA Holdings Corp            Vice President               Taiwan, ROC
                5999 Summerside Drive, #112              Pacific Electric Wire &
                Dallas, Texas 75252                      Cable Co., Ltd.,
                                                         Vice President
                                                         Pacific USA
                                                         Holdings Corp.


                             Executive Officers of Consumer
                             ------------------------------


                                                    Present Principal
Name                    Business Address               Occupation          Citizenship
---------------  ------------------------------  -----------------------  -------------
Bill C. Bradley  c/o Pacific USA Holdings Corp.  CEO                      United States
                 5999 Summerside Drive #112      Pacific USA Holdings
                 Dallas, Texas 75252             Corp.

Michael K.       c/o Pacific USA Holdings Corp.  Chief Financial Officer  United States
McCraw           5999 Summerside Drive #112      Pacific USA Holdings
                 Dallas, Texas 75252             Corp.


                                      Board of Directors of PSB
                                      -------------------------


                                                                Present Principal
Name                         Business Address                      Occupation            Citizenship
----------------  ---------------------------------------  ---------------------------  -------------
Tung Yu-jeh       Pacific Electric Wire & Cable Co., Ltd.  Chairman of the Board        Taiwan, ROC
                  4th Fl, 285, Chung Hsiao E. Rd., Sec. 4  Pacific Southwest Bank
                  Taipei, Taiwan, ROC                      Pacific Electric Wire &
                                                           Cable Co., Ltd.

Sun Tao-tsun      Pacific Electric Wire & Cable Co., Ltd.  President                    Taiwan, ROC
                  4th Fl, 285, Chung Hsiao E. Rd., Sec. 4  Pacific Electric Wire &
                  Taipei, Taiwan, ROC                      Cable Co., Ltd.

Hu Hung-chiu      Pacific Electric Wire & Cable Co., Ltd.  Executive Vice President     Taiwan, ROC
                  4th Fl, 285, Chung Hsiao E. Rd., Sec. 4  and Chief Financial Officer
                  Taipei, Taiwan, ROC                      Pacific Electric Wire &
                                                           Cable Co., Ltd.

Lee Pon-yean      Pacific Electric Wire & Cable Co., Ltd.  Vice President               Taiwan, ROC
                  4th Fl, 285, Chung Hsiao E. Rd., Sec. 4  Pacific Electric Wire &
                  Taipei, Taiwan, ROC                      Cable Co., Ltd.

Bill C. Bradley   c/o Pacific USA Holdings Corp.           CEO                          United States
                  5999 Summerside Drive #112               Pacific USA Holdings
                  Dallas, TX  75252                        Corp.

Gerald Hartman    c/o Pacific Southwest Bank               President/CEO                United States
                  4144 No. Central Expressway              Pacific Southwest Bank
                  Suite 160
                  Dallas, TX  75204

Larry D. Horner   c/o Pacific USA Holdings Corp.           Chairman of the Board        United States
                  5999 Summerside Drive #112               Pacific USA Holdings
                  Dallas, TX  75252                        Corp., CEO - PUSA
                                                           Investment Company

Lam Chun-hung     c/o Southern Methodist University        Chairman, Finance            United States
PhD.              Edwin Cox School of Business             Department
                  6212 Bishop, Crow Bldg., #394
                  Dallas, TX  75275

J. Ewing Walker,  c/o Ward Howell International            Consultant                   United States
Jr.                                  1000 Louisiana #3150
                  Houston, TX  77002

William P.        c/o Lockhart Motor Company               Owner, Automobile            United States
Clark, Jr.                             303 W. San Antonio  Dealership
                  Lockhart, TX  78644


                                 Executive Officers of PSB
                                 -------------------------


                                                       Present Principal
Name                    Business Address                  Occupation           Citizenship
--------------  ---------------------------------  -------------------------  -------------
Gerald Hartman  Pacific Southwest Bank             President/CEO              United States
                4144 No. Central Expressway #160   Pacific Southwest Bank
                Dallas, TX  75204

Bobby L.        Pacific Southwest Bank             Executive Vice President   United States
Hashaway        4144 No. Central Expressway #160   & Chief Financial Officer
                Dallas, TX  75204                  Pacific Southwest Bank

William D.      Pacific Southwest Bank             Executive Vice President   United States
Dodge, III      800 No. Shoreline Blvd., #200 So.  Pacific Southwest Bank
                Corpus Christi, TX  78401

L. Nathan       The San Benito Bank & Trust Co.    Executive Vice President   United States
Winters         a Unit of Pacific Southwest Bank   Pacific Southwest Bank
                                    221 Van Buren
                Harlingen, TX  78550


                             Board of Directors of Pacific Financial
                             ---------------------------------------


                                                             Present Principal
Name                      Business Address                      Occupation           Citizenship
------------  ----------------------------------------  ---------------------------  -----------
Tung Yu-jeh   Pacific Electric Wire & Cable Co., Ltd.   Chairman of the Board        Taiwan, ROC
              4th Fl, 285, Chung Hsiao E. Rod., Sec. 4  Pacific Southwest Bank
              Taipei, Taiwan, ROC                       Pacific Electric Wire &
                                                        Cable Co., Ltd.

Sun Tao-tsun  Pacific Electric Wire & Cable Co., Ltd.   President                    Taiwan, ROC
              4th Fl, 285, Chung Hsiao E. Rod., Sec. 4  Pacific Electric Wire &
              Taipei, Taiwan, ROC                       Cable Co., Ltd.

Hu Hung-chiu  Pacific Electric Wire & Cable Co., Ltd.   Executive Vice President     Taiwan, ROC
              4th Fl, 285, Chung Hsiao E. Rod., Sec. 4  and Chief Financial Officer
              Taipei, Taiwan, ROC                       Pacific Electric Wire &
                                                        Cable Co.

Lee Pon-yean  Pacific Electric Wire & Cable Co., Ltd.   Vice President
              4th Fl, 285, Chung Hsiao E. Rod., Sec. 4  Pacific Electric Wire &
              Taipei, Taiwan, ROC                       Cable Co.


                             Executive Officers of Pacific Financial
                             ---------------------------------------


                                                             Present Principal
Name                      Business Address                      Occupation           Citizenship
------------  ----------------------------------------  ---------------------------  -----------
Sun Tao-tsun  Pacific Electric Wire & Cable Co., Ltd.   President                    Taiwan, ROC
              4th Fl, 285, Chung Hsiao E. Rod., Sec. 4  Pacific Electric Wire &
              Taipei, Taiwan, ROC                       Cable Co., Ltd.

Hu Hung-chiu  Pacific Electric Wire & Cable Co., Ltd.   Executive Vice President     Taiwan, ROC
              4th Fl, 285, Chung Hsiao E. Rod., Sec. 4  and Chief Financial Officer
              Taipei, Taiwan, ROC                       Pacific Electric Wire &
                                                        Cable Co.


                              Board of Directors of First CF
                              ------------------------------


                                                      Present Principal
Name                    Business Address                 Occupation           Citizenship
--------------  --------------------------------  -------------------------  -------------
Gerald Hartman  Pacific Southwest Bank            President/CEO              United States
                4144 No. Central Expressway #160  Pacific Southwest Bank
                Dallas, TX  75204

Bobby L.        Pacific Southwest Bank            Executive Vice President   United States
Hashaway        4144 No. Central Expressway #160  & Chief Financial Officer
                Dallas, TX  75204                 Pacific Southwest Bank


                           Executive Officers of First CF
                           ------------------------------


                                                Present Principal
Name              Business Address                 Occupation           Citizenship
--------  --------------------------------  -------------------------  -------------
Bobby L.  Pacific Southwest Bank            Executive Vice President   United States
Hashaway  4144 No. Central Expressway #160  & Chief Financial Officer
          Dallas, TX  75204                 Pacific Southwest Bank

     (d) Criminal Convictions: During the last five years, neither Reporting Person nor any of the respective executive officers or directors has been convicted in a criminal proceeding, excluding traffic violations and similar misdemeanors.

     (e) Court or Administrative Proceedings: During the last five years, neither Reporting Person nor any of the respective executive officers or directors has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any of them were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Citizenship: Pacific is a Texas corporation. Pacific Electric is incorporated as a Taiwanese limited company. Consumer is a Nevada corporation. PSB is a federal savings bank located in Texas. Pacific Financial is a Delaware corporation. First CF is a Texas corporation. The citizenship of each director and executive officer of Pacific, Pacific Electric and Consumer is set forth in
Item  2(c)  of  this  Statement.

3.          Source  and  Amount  of  Funds  and  Other  Consideration:

     Pursuant to the terms of an Amended and Restated Asset Purchase Agreement, dated January 8, 1998, by and among Monaco, Pacific, PSB, NAFCO Holding Company LLC, a Delaware limited liability company and wholly owned subsidiary of Pacific ("NAFCO"), and Advantage Funding Group, Inc., a Delaware corporation and partially owned subsidiary of Pacific (the "Purchase Agreement"), Pacific sold to Monaco sub-prime automobile loans having an unpaid principal balance of $81,115,232.89, consisting of the following loans: (1) Loans with a $59,211,732.89 principal balance owned by NAFCO and (2) Loans with a $21,903,500.00 principal balance owned by Advantage. In exchange for the loans, Monaco paid $77,870,623.60, of which $73,003,709.60 was paid in cash. Monaco paid the remaining $4,866,914 by issuing to Pacific 2,433,457 shares of Monaco's 8% Cumulative Convertible Preferred Stock, Series 1998-1 valued at $2.00 per share. Each share of Preferred Stock is convertible at any time into one-half share of Class A Common Stock, or an aggregate of up to 1,216,728 shares of Class A Common Stock.

     Also, pursuant to the terms of the Purchase Agreement, PSB entered in to a Loan Loss Reimbursement Agreement whereby PSB agreed to reimburse Monaco for up to 15% of certain losses incurred by Monaco in connection with the loans acquired from NAFCO and Advantage. In consideration therefor, Monaco paid PSB an amount equal to 2% of the principal amount of the acquired loans in the form of 811,152 shares of Class A Common Stock, valued at $2.00 per share. Such shares of Class A Common Stock will be held by PSB's wholly owned subsidiary, First CF.

     Also, pursuant to the terms of the Purchase Agreement, Monaco may be obligated to make additional payments to NAFCO based on the performance of certain other assets acquired from NAFCO and the results of operations, if any, with loan originators previously associated with NAFCO. If there are any pre-tax earnings associated with these assets and/or operations for calendar years 1998 and 1999, Monaco is obligated to pay NAFCO amounts equal to two and one-half (2-1/2) times such pre-tax earnings in the form of shares of Monaco's Class A Common Stock valued at the average daily closing price of such stock on the Nasdaq Stock Market for the last ten days of such calendar year. The number of shares of Class A Common Stock which Monaco may be required to issue to NAFCO pursuant to these agreements cannot be determined at present.

4.          Purpose  of  Transaction.

     The purpose of the transaction for which this Statement is being prepared is to sell the portfolio of sub-prime automobile loans held by Reporting Person. The Reporting Person currently holds proxies to vote or direct the exercise of a proxy with respect to an aggregate of 1,273,715 shares of Class B Common Stock (3 votes per share) and currently owns 2,311,152 shares of Class A Common Stock. Reporting Person has the ability to vote 51.8% of the total votes of the Issuer.

     Except as described below, Reporting Person has no present plans or intentions to effect any of the following:

     (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

          In addition to the purchase price for the acquired loans, Monaco is obligated to make certain additional payments to NAFCO based upon the performance of certain assets it acquired under the Purchase Agreement (the "Warrants") and the effect of various agreements (collectively, the "Designated NAFCO Operations") that Monaco may enter into with certain specified loan originators within the six-month period following January 8, 1998 (the "Closing Date"). Pursuant to the Purchase Agreement, Monaco will keep separate books and records in order to determine the performance of the Designated NAFCO Operations from the closing date through December 31, 1999 to permit the calculation of NAFCO's share of the profits of such operations. Monaco has also agreed that it will not divert the business or assets of, or otherwise shift expenses or earnings to or from, the Designated NAFCO Operations. If there are earnings from the Designated NAFCO Operations during the calendar years 1998 or 1999 (prior to making any deductions for taxes, amortization of goodwill, interest expense, overhead and certain other adjustments), Monaco must issue to NAFCO or NAFCO's designee that number of shares of Monaco's Class A Common Stock equal to two and one-half (2-1/2) times such "pre-tax" earnings for each calendar year. It should also be noted that, if for any year there are no "pre-tax" earnings from the Designated NAFCO Operations, then Monaco has no obligation to issue stock.

     (b) an extraordinary corporate transaction such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

     (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

     (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of the directors or to fill any existing vacancies of the board:

            Reporting  Person  presently  intends  to  seek  a prompt  change in
The number of persons constituting the board of directors of Issuer to eight total members, of which Reporting Person, pursuant to a provision in that certain Option Agreement dated December 4, 1997, executed by and among Consumer, Morris Ginsburg, Sandler Family Partners, Ltd., and Irwin L. Sandler ("Option Agreement"), will nominate and appoint four members and will nominate and appoint Mr. Ginsburg and Mr. Sandler in addition to the four other persons. The parties contemplate that the remaining two director positions will be filled by two persons independent of Issuer and Reporting Person. Such persons have not yet been identified. Reporting Person shall retain Morris Ginsburg as Issuer's Chairman of the Board and Irwin Sandler as Issuer's Executive Vice President, but may elect a new chief executive officer at some point in the future, although no person has yet been identified to assume such position and no specific timetable has been set for any such change.

     (e) any material change in the present capitalization or dividend policy of the Issuer;

     (f) any other material change in the Issuer's business or corporate structure;

     (g) changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person:

          Monaco's shareholders have approved an amendment to Monaco's Articles of Incorporation to (i) increase the number of authorized shares of Class A Common Stock from 17,750,000 shares to 30,000,000 shares, and (ii) increase the number of authorized shares of preferred stock from 5,000,000 shares to 10,000,000 shares, having such preferences, limitations and relative rights as may be determined by Monaco's board of directors. Monaco's shareholders approved such amendment on March 4, 1998 at Monaco's annual shareholder's meeting.

     (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) a class of eligible equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     (j)      any  action  similar  to  those  enumerated  above.

5.          Interest  in  Securities  of  the  Issuer.

     (a) Reporting Person has beneficial ownership of 2,311,152 shares of Monaco Class A Common Stock, 1,273,715 shares of Class B Common Stock, and 2,433,457 shares of the Preferred Stock. The percentage of Monaco Class A Common Stock beneficially owned by Reporting Person is 28.8%. The percentage of Monaco Class B Common Stock beneficially owned by Reporting Person is 100%. The percentage of Preferred Stock beneficially owned by Reporting Person is 100%. The percentage of Issuer's total voting power controlled by Reporting Person is 51.8%.

     (b) Reporting Person has full voting power with respect to the shares of the Class A Common Stock beneficially owned by it and has shared dispositive power with respect to the shares of Monaco Class A Common Stock beneficially owned by it. Reporting Person has full voting power with respect to the 830,000 Class B Common Stock as a result of the Option Agreement and has the right, pursuant to the Option Agreement, to direct the exercise of all consensual or other voting rights with respect to 443,715 additional shares of Issuer's Class B Common Stock to which Pacific holds a proxy. The Preferred Stock held by Reporting Person does not have any voting rights prior to conversion.

     (c) Except as described above, neither Reporting Person nor any person named in Section 2(c) hereto owns beneficially any shares of Common Stock of Monaco or has effected any transaction in shares of Common Stock of Monaco during the sixty (60) days preceding the date of this Statement.

     (d) No person other than Reporting Person is known to Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Monaco Class A Common
Stock beneficially owned by them; except that, during the term of the Option Agreement, and prior to any exercise of the option or put contemplated therein, the holders of the Class B Common Stock which are the subject of such Agreement are entitled to retain any dividends received on such shares.

     (e)      Not  applicable.

6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Other than as indicated elsewhere in this Statement, to the best knowledge of Reporting Person, neither Reporting Person nor any of the persons named in
Section 2(c) hereto is a party to any contract, arrangement, understanding, or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to, the transfer or voting of any of the Issuer's securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, except as follows:

See  Item  3.

7.          Material  to  be  Filed  as  Exhibits.

     Exhibit  10.01:               Amended and Restated Asset Purchase Agreement

     Exhibit  10.02:               Loan Loss Reimbursement Agreement

     Exhibit  99.03:               Joint  Filing  Agreement

Signatures

After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date:    March  13,  1998          Pacific USA Holdings Corp.


                                   By: /s/ Bill  C.  Bradley
                                       ----------------------------
                                           Bill  C.  Bradley
                                           Chief  Executive  Officer


                                   Pacific  Electric  Wire  &  Cable  Co.,  Ltd.


                                   By: /s/ Tung  Ching-yun
                                       --------------------------
                                           Tung  Ching-yun
                                           Vice  President


                                   Consumer  Finance  Holdings,  Inc.


                                   By: /s/ Bill  C,  Bradley
                                       ----------------------------
                                           Bill  C.  Bradley
                                           Chief  Executive  Officer

                                   Pacific  Southwest  Bank


                                   By: /s/ Gerald  Hartman
                                       --------------------------
                                           Gerald  Hartman
                                           Chief  Executive  Officer

                                   Pacific  Financial  Group,  Inc.


                                   By: /s/ Sun  Tao-tsun
                                       ------------------------
                                           Sun  Tao-tsun
                                           Chief  Executive  Officer

                                   First  CF  Corporation


                                   By: /s/ Bobby  Hashaway
                                       --------------------------
                                           Bobby  Hashaway
                                           Chief  Executive  Officer


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